March 27, 2017

U.S. Securities and Exchange Commission
Washington, DC  20549

We have read Fauquier Bankshares, Inc.'s disclosure set forth in item 4.01, "Changes in Registrant's Certifying Accountant", of Fauquier Bankshares, Inc.'s Current Report on Form 8-K dated March 22, 2017 ( the "Current Report") and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

/s/Smith Elliott Kearns & Company, LLC
SMITH ELLIOTT KEARNS & COMPANY, LLC